WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Three-Month Period ended January 31, 2008

(Unaudited)

WORLD VENTURES INC. - FIRST QUARTER REPORT INTERIM CONSOLIDATED FINANCIAL STATEMENTS THREE-MONTH PERIOD ENDED JANUARY 31, 2008 UNAUDITED

World Ventures Inc. - Quarterly Report - JANUARY 31, 2008

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Balance Sheets January 31, 2008 and October 31, 2007

	3 month period ended 01/31/08 Unaudited	Year ended 10/31/07 Audited

Current
Cash	$72,037	$126,338
Accounts receivable	4,149	5,234

	76,186	131,572
Equipment (note 6)	1,026	1,026
Resource Properties (note 7)	453,165	432,010

	$530,377	$564,608

Liabilities

Current
Accounts payable and accrued liabilities (note 8)	$265,751	$272,333

Shareholders' Equity

Capital Stock (note 9(b))	7,975,093	7,975,093
Contributed Surplus (note 9(f))	494,523	494,523
Deficit	(8,204,990)	(8,177,341)

	264,626	292,275

	$530,377	$564,608

Going-Concern (note 2)

Subsequent Events (note 13)

Approved on behalf of the Board:

/s/ Stewart A. Jackson................................................  Director

Stewart A. Jackson

/s/ Gary Van Norman..................................................  Director

Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Three-Month Periods Ended January 31, 2008, January 31, 2007 and Year Ended October 31, 2007

	3 month period ended 01/31/08 Unaudited	3 month period ended 01/31/07 Unaudited	Year ended 10/31/07 Audited

Expenses
Accounting and administration	$11,337	$8,596	$47,323
Professional fees	8,089	4,750	19,973
Rent	3,000	3,000	12,000
Transfer agent fees, filing fees and printing	1,662	1,051	7,814
Office and sundry	1,097	1,259	21,882
Vehicle and fuel	1,077	242	413
Travel and promotion	623	676	25,547
Telephone and fax	486	697	3,627
Interest and bank charges	278	946	5,668
Consulting and management fees	0	0	4,500
Crystal Springs property	4,956	0	4,000
Gladiator Mines property	313	0	8,630
Lapon property	13,583	14,320	92,490
Triton property	2,303	0	2,172
Stock-based compensation	0	0	171,470
Amortization	0	0	256

Net Loss including resource properties and Comprehensive Loss for the Period	(48,804)	(31,647)	(427,764)
Invested properties	21,155	14,320	107,291
Expense recoveries	0	1,000	0
Net Loss and Comprehensive Loss for the Period	(27,649)	(20,144)	(320,473)

Deficit, Beginning of Year	(8,177,341)	(7,856,868)	(7,856,868)

Deficit, End of Year	$(8,204,990)	$(7,877,012)	$(8,177,341)

Loss per Share	$(0.00)	$(0.00)	$(0.02)

Weighted Average Number of Common Shares Outstanding	21,456,154	15,106,154	15,992,182

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Cash Flows Three-Month Periods Ended January 31, 2008, January 31, 2007 and Year Ended October 31, 2007

	3 month period ended 01/31/08 Unaudited	3 month period ended 01/31/07 Unaudited	Year ended 10/31/07 Audited

Operating Activities
Net loss	$(27,649)	$(20,144)	$(320,473)
Items not involving cash
Stock-based compensation	0	0	171,470
Amortization	0	0	256

	(27,649)	(20,144)	(148,747)
Changes in non-cash working capital
Accounts receivable	1,085	(168)	(2,549)
Accounts payable and accrued liabilities	(6,582)	13,646	34,918

Cash Provided by (Used in) Operating Activities	(33,146)	13,478	(116,378)

Investing Activity
Expenditures on resource properties, net of recoveries	(21,155)	(10,430)	(107,291)

Financing Activity
Proceeds from private placements	0	18,119	332,904

Inflow (Outflow) of Cash	(54,301)	1,023	109,235
Cash, Beginning of Year	126,338	17,103	17,103

Cash, End of Year	$72,037	$18,126	$126,338

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$0	$0	$0
Shares issued for settlement of debt	$0	$0	$37,096

Supplemental Cash Flow Information
Interest paid	$173	$734	$540
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

1.

OPERATIONS

World Ventures Inc. (the "Company") was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the exploration of natural resource properties.  It has not been determined whether its properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

2.

GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The investment in and expenditures on resource properties comprise substantially all of the Company's assets.  Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

The Company has incurred significant operating losses with an accumulated deficit of $8,204,990 as at January 31, 2008 and $8,177,341 at October 31, 2007 (October 31, 2006 - $7,856,868) and a working capital deficiency (an excess of current liabilities over current assets) of $189,565 at January 31, 2008 and $140,761at October 31, 2007 (October 31, 2006 - $254,723).  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue operations as a going-concern.

The Company currently has some long outstanding amounts owed to creditors which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  The repurchase of shares as mentioned in note 9(e) is still incomplete.

3.

CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $97,000, including interest, as at October 31, 2007. This amount is included in accounts payable.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

4.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of the Company and its fully integrated wholly-owned subsidiary, World Ventures (Nevada) Inc.  All inter-company balances and transactions have been eliminated.

(b)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences are set forth in note 12.

(c)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization on equipment, the recovery of resource property interests, asset retirement obligations, the assumption used in the determination of fair valued stock-based compensation, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)

Equipment

Equipment is recorded at cost.

Amortization of machinery and equipment is calculated at 20% per annum using the declining-balance method.

(e)

Resource properties

The Company capitalizes all costs related to investments in resource properties on a property-by-property basis.  Such costs include property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company's mineral rights are allowed to lapse.  All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount as estimated by quantifiable evidence of an economic geological resource or reserve, or the ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Resource properties (continued)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a resource property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(f)

Asset retirement obligations

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the consolidated financial statements.

(g)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

(h)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(j)

Foreign currency transactions

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i.

        Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;

ii.

        Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.

Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in net income (loss) for the period.

5.

FINANCIAL INSTRUMENTS

Effective November 1, 2006, the Company adopted a new standard, the CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement". Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company effective November 1, 2006 was CICA Handbook Section 1530, "Comprehensive Income". As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder's equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect on the Company's consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

5.

FINANCIAL INSTRUMENTS (Continued)

(a)

Fair value

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities; however, it is subject to interest rate risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

(c)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with a major financial institution and amounts receivable due from the Government of Canada.

(d)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(e)

Derivatives - mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

(f)

Other comprehensive income

The Company does not have other comprehensive income or accumulated other comprehensive income.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

6.

EQUIPMENT

	January 31, 2008 and October 31, 2007
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,957	$714
Equipment	967	655	312

	$6,638	$5,612	$1,026

	October 31, 2006
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,779	$892
Equipment	967	577	390

	$6,638	$5,356	$1,282

7.

RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note7(f))

Balance, October 31, 2006	$309,985	$1	$1	$2,000	$12,732	$0	$324,719
Insurance	5,344	0	0	0	0	0	5,344
Filing fees	0	0	0	2,172	0	0	2,172
Legal	0	0	(1)	0	0	8,630	8,629
Consulting	25,000	0	0	0	0	0	25,000
Lease and supplies	57,954	0	0	0	4,000	0	61,954
Travel	4,192	0	0	0	0	0	4,192
Net expenditures for the year	92,490	0	(1)	2,172	4,000	8,630	107,291
Balance, October 31, 2007	402,475	$1	0	$4,172	16,732	8,630	432,010
Legal	0	0	0	2,303	956	313	3,572
Lease and supplies	13,583	0	0	0	4,000	0	17,583
Net expenditures for the year	13,583		0	2,303	4,956	313	21,155

Balance, January 31, 2008	$416,058	$1	$0	$6,475	$21,688	$8,943	$453,165

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

7.

RESOURCE PROPERTIES (Continued)

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristics of mineral interests. The Company has investigated ownership of its mineral interests and to the best of its knowledge ownership of its interests are in good standing.

(a)

Lapon Canyon, Nevada, United States

In 2002, the Company entered into a lease purchase agreement to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term was five years and could be extended for an additional five years, and for as long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay the lessor a royalty on production equal to 4% of net smelter returns ("NSR").

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012.  The amended minimum royalty payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to March 2008).

The lessor also granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, the lessor will transfer the Property to the Company with a reserved royalty on production equal to a 0.5% NSR.

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval on September 16, 2005 and was required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee underground exploration and sampling activities. Additional work on this property is subject to availability of financing.

(b)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder's fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use. There were no expenditures in 2007, 2006 or 2005 for this property.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

7.

RESOURCE PROPERTIES (Continued)

(c)

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively exploring this property and has written off the balance of the resource property. There were no expenditures in 2007, 2006 or 2005 for this property.

(d)

Triton, Ontario, Canada

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. ("Starfire") to explore the Company's Triton property.  In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement. Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November 2005, the Company retained Vision Exploration to carry out a survey on the Triton property to cover the assessment work obligations in the amount of $2,000. In late 2007, the Company conducted additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

(e)

Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada ("Crystal Springs Property").   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing. Additional work on this property is subject to availability of financing.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

7.

RESOURCE PROPERTIES (Continued)

(f)

Gladiator, Arizona, United States

On April 11, 2007, the Company entered into a letter of intent to purchase and acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona has title to 170 acres within the Prescott National Forest in the state of Arizona.

The letter of intent is exercisable until March 31, 2008 for consideration to be mutually agreed upon by the parties at a future date. During 2007, the Company expenditures total $8,630 for legal and property taxes.

(g)

Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada ("Jersey-Emerald Property"). The Company retained a 1.5% NSR in the Jersey-Emerald Property.

8.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Jan 31 2008	Oct 31 2007	Oct 31 2006
Trade payables and accruals	$165,356	$174,938	$183,704
Capital taxes payable	96,687	96,687	90,807
Rent due to related parties	3,708	708	0
	$265,751	$272,333	$274,511

9.

CAPITAL STOCK

(a)

Authorized

50,000,000 common shares without par value

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

9.

CAPITAL STOCK (Continued)

(b)

Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	825,000	165,000
Balance, January 31, 2008 and October 31, 2007	17,631,154	$7,975,093

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on November 28, 2007.

In February 2007, the Company completed non-brokered private placements and issued 580,000 units at $0.15 per unit for proceeds of $87,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In January 2007, the Company completed non-brokered private placements and issued 120,000 units at a purchase price of $0.15 per unit for proceeds of $18,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In respect to the above private placements totalling 1,525,000 units, if the Company's shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

9.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007.

On March 1, 2006, the Company negotiated a non-brokered private placement of 1,250,000 units at $0.20 per unit for proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.25 per share in the first year and at $0.35 in the second year. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company, and issued 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

(c)

Stock options

The following table summarizes the Company's stock option activity for the years ended October 31, 2007, 2006 and 2005:

			Weighted
	Number	Exercise	Average
	of	Price	Exercise
	Options	Per Share	Price

Balance, outstanding and exercisable October 31, 2005 and 2006	800,000	$ 0.25	$ 0.25
Expired	(800,000)	$ 0.25	$ 0.25
Granted	1,300,000	$ 0.25	$ 0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$ 0.25	$ 0.25

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

9.

CAPITAL STOCK (Continued)

(c)

Stock options (Continued)

Stock options to directors and consultants outstanding and exercisable as at October 31, 2007 and 2006 were as follows:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

March 31, 2007	$ 0.25	0	800,000
July 4, 2009	$ 0.25	1,300,000	0

(d)

Share purchase warrants

Share purchase warrants outstanding as at October 31, 2007 and 2006 were as follows:

	Expiry	Exercise	Number of Warrants
	Date	Price	2007	2006

Opening balance	February 28, 2009*	$0.35	1,250,000	1,250,000
Issued	November 19, 2009*	$0.15	1,000,000	0
Issued	July 11, 2009	$0.30	700,000	0
Issued	November 28, 2009	$0.30	825,000	0

Closing balance			3,775,000	1,250,000

*Term extended subsequent to October 31, 2007 (note 13).

(e)

Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of October 31, 2007, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

9.

CAPITAL STOCK (Continued)

(f)

Contributed surplus

Balance, November 1, 2004	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2006 and 2005	323,053
Stock-based compensation	171,470
Balance January 31, 2008 and October 31, 2007	$494,523

Fair value of options granted to directors and consultants using the Black-Scholes valuation model was calculated using the following weighted average assumptions:

	2007	2006
Expected life (years)	2	2
Interest rate	4.69%	2.97%
Annualized volatility	130%	113 - 160%
Dividend rate	0.00	0.00

10.

RELATED PARTY TRANSACTIONS

(a)

Services were provided by directors or parties related to directors.  These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(b)

Accounts receivable includes $2,542 (2006 - $665) due from a director.

(c)

Accounts payable includes $3,708 (2006 - $0) due to an individual related to the president of the Company and $1,847 (2006 - $0) due to an officer of the Company.

(d)

During 2007, a shareholder advanced $42,889 of which $37,096 (2006 - $233,838) was settled by the issuance of 370,960 common shares (2006 - 284,000 common shares for $67,720 of debt) of the Company.

(e)

Consulting fees in the amount of $3,500 (2006 - $2,000) were paid to an officer of the Company and are included in consulting fees expense.  Consulting fees in the amount of $25,000 (2006 - $nil) were paid to an officer of the Company and are included in resource properties.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

11.

INCOME TAX LOSSES

Income tax provisions are determined as follows (no tax provisions are recorded for January 31, 2008):

	2007	2006	2005

Income tax benefit computed at Canadian statutory rate	$(109,345)	$(51,972)	$(166,691)
Difference of amortization and capital cost allowance	87	109	187
Non-deductible interest expense	2,006	2,006	2,094
Loss on disposal of capital asset	0	168	0
Stock-based compensation	58,506	0	103,063
Unrecognized tax losses	48,746	49,689	61,347
Income tax provision	$0	$0	$0

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 28.7%.  The components of future income tax assets at October 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets
Tax value over book value of resource properties	$838,489	$996,837
Tax value over book value of property and equipment	4,424	11,047
Non-capital loss carry-forwards	804,627	1,018,878
	1,647,540	2,026,762
Valuation allowance	(1,647,540)	(2,026,762)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

11.

INCOME TAX LOSSES (Continued)

The Company has estimated operating losses that may be carried forward to apply against future years' income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2008	$281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
2026	162,800
2027	142,900

$2,803,600

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements:

(i)

Statements of Financial Accounting Standards ("SFAS") 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and Financial Accounting Standards Board ("FASB") 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)

Recently issued US accounting pronouncements (Continued)

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company's consolidated financial statements.

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company's consolidated financial statements.

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 ("SAB 108"). The interpretations in this bulletin express the staff's views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. There is no impact on the Company's consolidated financial statements.

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	Jan. 31, 2007	Oct. 31, 2007	Oct 31, 2006
Total assets per Canadian GAAP	$530,377	$564,608	$345,789
Resource property costs	(453,165)	(432,010)	(324,719)
Total assets per US GAAP	$77,212	$132,598	$21,070

Total liabilities per Canadian GAAP	$265,751	$272,333	$274,511
Adjustments to US GAAP	0	0	0
Total liabilities per US GAAP	265,751	272,333	274,511

Shareholders' equity per Canadian GAAP	264,626	292,275	71,278
Resource property costs	(453,165)	(432,010)	(324,719)

Shareholders' deficit per US GAAP	(188,539)	(139,735)	(253,441)

Liabilities and shareholders' deficit per US GAAP	$77,212	$132,598	$21,070

(d)

Reconciliation of loss reported in accordance with Canadian and US GAAP:

	Jan 31, 2007	Oct 31, 2007	Oct 31. 2006
Net loss per Canadian GAAP	$(27,649)	$(320,473)	$(152,320)
Adjustments to net loss
Write-off of exploration expenditures	(21,155)	(107,291)	(60,414)

Net loss per US GAAP	$(48,804)	$(427,764)	$(212,734)

Loss per common share

Canadian GAAP - Basic and diluted	$(0.00)	$(0.02)	$(0.01)

US GAAP - Basic and diluted	$(0.00)	$(0.03)	$(0.01)

Weighted average number of
shares outstanding	21,456,154	15,992,182	14,616,609

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Three-Month Period Ended January 31, 2008 Unaudited

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)  (Continued)

(e)

Comprehensive loss

	Jan 31, 2008	Oct 31, 2007	Oct 31, 2006

Net loss per US GAAP	$(48,804)	$(427,764)	$(212,734)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(48,804)	$(427,764)	$(212,734)

(f)

Reconciliation of cash flows in accordance with US GAAP

	Jan 31, 2008	Oct 31, 2007	Oct 31, 2006

Net loss per US GAAP	$(48,804)	$(427,764)	$(212,734)
Adjustments to net income (loss)
Stock-based compensation	0	171,470	0
Amortization	0	256	320
Write-down of equipment	0	0	492
Net changes in non-cash working capital	(5,497)	32,369	(25,366)
Proceeds from share issuances	0	332,904	250,000

Inflow (outflow) of cash per US GAAP	$(54,301)	$109,235	$12,712

13.

SUBSEQUENT EVENTS

(a)

On February 18, 2008, the Company granted 250,000 stock options to a director at an exercise price of $0.25 per share and expiry date of February 17, 2013.

(b)

On February 19, 2008, the Company extended the expiry date on the 1,250,000 warrants issued on March 1, 2006 to February 28, 2009.

(c)

On February 19, 2008, the Company extended the expiry date of the 1,000,000 warrants units issued on November 20, 2006 to November 19, 2009.

(d)

On February 26, 2008, the Company completed a non-brokered private placement of 561,733 units at a purchase price of $0.09 per unit for proceeds of $50,556. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.